UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: November 2019

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

Directorate Changes

On November 18, 2019, Motif Bio plc (the “Company”) issued a regulatory news service announcement stating that the following Non-Executive Directors have offered their resignations as of the close of business US time on Friday November 15th, and will stand down from the board with immediate effect: Dr. Craig Albanese, Charlotta Ginman, Zaki Hosny, Dr. Mary Lake Polan and Andrew Powell. The resignations are in line with the proposals to minimize the Company’s costs and to preserve capital as outlined in the October 25th Shareholder Circular. The Board is now comprised of two executive directors, Graham Lumsden and Jonathan Gold, and one Non-Executive Chairman, Bruce Williams. A copy of the regulatory new service announcement is attached herein as Exhibit 99.1.

The information contained in this report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued on November 18, 2019, entitled “Directorate Changes.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: November 18, 2019